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                                  EXHIBIT 3-b

        RESOLVED, that paragraph (c) of Section 3.2 of the By-Laws is hereby amended in its entirety to read as follows:

          (c)    Any director who has
                 (i)     reached the age of sixty-eight (68) years,
                 (ii) become disabled to the extent that (in the judgment of a majority of the remaining outside directors) he or she is unable to perform the duties of a director of this corporation, or
                 (iii) retired or otherwise become permanently separated from the business or professional position which he or she held at the time of his or her election to the Board of Directors will retire from the Board of Directors at the Annual Meeting of Shareholders of the Corporation next following the event in (i), (ii) or (iii) that requires retirement of such director from the Board.